FIORE EXPLORATION LTD. CLOSES $11,000,000 PRIVATE PLACEMENT

September 20, 2016	TSXV – F

Vancouver, British Columbia – FIORE EXPLORATION LTD.  (TSXV–F.V) (“Fiore” or the “Company”) is pleased to announce the closing of its non-brokered private placement (the “Private Placement”) of 20,000,000 shares at a price of $0.55 per share for gross proceeds of $11,000,000.  Finder’s fees of 31,500 shares and $352,548.79 will be paid in relation to the Private Placement.  The common shares issued pursuant to the Private Placement and the Finder’s Fee are subject to a four month hold period expiring January 20, 2017.

Frank Giustra acquired, directly, 1,000,000 common shares pursuant to the Private Placement   Prior to the Private Placement Mr. Giustra owned indirectly, or had control and direction over 8,300,000 common shares, representing 10.25% of the outstanding shares of the Company.   As a result of the acquisition of securities described above and the financing dilution, Mr. Giustra directly and indirectly, now owns and/or controls, in aggregate 9,300,000 common shares of the Issuer, representing 9.21% of the current issued and outstanding common shares of the Company.  Mr. Giustra is no longer deemed an insider of the Company and is not required to complete any further regulatory filings.

In addition, Mr. Brian Paes-Braga acquired, indirectly, 100,000 common shares pursuant to the Private Placement.  Prior to the Private Placement Mr. Paes-Braga owned, directly, or indirectly 8,300,000 common shares, representing 10.25% of the outstanding shares of the Company.  As a result of the acquisition of securities described above and the financing dilution, Mr. Paes-Braga directly and indirectly, now owns and/or controls, in aggregate 8,400,000 common shares of the Company, representing 8.32% of the current issued and outstanding common shares of the Company.  Mr. Paes-Braga is no longer deemed an insider of the Company and is not required to complete any further regulatory filings.

The Company has been advised that Mr. Giustra and Mr. Paes-Braga each separately acquired these securities for investment purposes and may in the future acquire or dispose of securities of the Company, through the market, privately, or otherwise, as circumstances or market conditions warrant.

The Company further announces that it has granted an aggregate of 650,000 stock options to certain officers and consultants of the Company, which options are exercisable at $0.63 per share for a period of ten years.

Vern Arseneau, P. Geo., Fiore’s VP Exploration, is the Qualified Person who supervised the preparation of the technical data in this news release.

About Fiore Exploration Ltd.

Fiore Exploration is a Latin America focused gold explorer, whose main project is the Pampas El Peñon gold project in Chile, which covers land in the same geological environment as Yamana's flagship El Peñon mine.

ON BEHALF OF FIORE EXPLORATION LTD.

"Tim Warman"

Chief Executive Officer

For further information please contact:  604-609-6110

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.